Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Februrary 25, 2011	Peter M. Fass
Member of the Firm
United States Securities and Exchange Commission	d 212.969.3445
Division of Corporation Finance	f 212.969.2900
100 F Street, N.E.	pfass@proskauer.com
Washington, D.C. 20549	www.proskauer.com
Attn: Tom Kluck

Re:	American Realty Capital Trust III, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed February 24, 2011
File No. 333-170298

Dear Mr. Kluck:

On behalf of our client, American Realty Capital Trust III, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated February 18, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on November 3, 2010 (No. 333-170298) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 20, 2010, and Amendment No. 2 to the Registration Statement filed by the Company with the Commission on January 31, 2011.

The remaining Staff comment call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement.  A response to this comment has been provided by the Company to us and is set forth in this letter and in Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  Amendment No. 3 has been filed by the Company today.

The Company’s response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter.  For the convenience of the Staff, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 3.  All page number references in the Company’s responses are to page numbers in Amendment No. 3.

1866/12536-031 Current/22231801v2

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

February 25, 2011

Prior Performance Summary, page 117

1.
We note your response to comment 6 of our letter dated January 14, 2011.  For each of ARC Income Properties, LLC and ARC Income Properties II, LLC, please tell us whether the net losses incurred during certain periods were attributable to economic factors and/or your operations.  If so, please revise your disclosure accordingly.

The disclosure has been revised as requested on page 128 of the prospectus.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.